Focus Delivers Updated and Expanded Resource for Bayovar 12 Phosphate Project, Peru

August 19, 2015; Vancouver, Canada:  Focus Ventures Ltd. has received the updated National Instrument 43-101 compliant mineral resource estimate for its Bayovar 12 phosphate project in the Sechura region of northern Peru.  The independent estimate and report, based on the results of Focus’s first and second phase drill programs, was prepared by Golder Associates (“Golder”) supervised by Jerry DeWolfe, MSc, PGeo, an independent Qualified Person as defined under NI 43-101.

The resource size has increased substantially and now includes a measured tonnes component.  The average P2O5 grade has also increased slightly over the first estimate.  The revised resource is based on slightly lower density measurements for wet and dry material than those used in the initial resource estimate.  The resource includes 16 individual phosphate beds.

Category	Wet Tonnes (millions)	Dry Tonnes (millions)	Grade (% P2O5)
Measured	23.37	17.68	13.16
Indicated	277.12	209.51	13.04
Inferred	135.00	102.17	13.11

Note:  In situ resource, no minimum thickness applied; wet density: 1.57 grams per cubic centimetre, dry density: 1.19 grams per cubic centimetre; dry tonnes are a component of wet tonnes that contain negligible humidity

David Cass, the President of Focus commented: “As we hoped, the revised resource estimate has essentially doubled the known size of Bayovar 12, providing a solid resource base for the ongoing pre-feasibility study.  Bayovar 12 is now one of the largest sedimentary phosphate resources in the world.  It’s close to a port from which we have good access to the fertilizer markets.  We want to flag the rapid progress we’re making with potential phosphate rock buyers across South America, and I look forward to reporting the results of the pre-feasibility study towards the end of this year.”

The resource estimate is based on 62 boreholes drilled over 2,400 hectares of the 12,575-hectare property, at drill spacings ranging from 400 to 800 metres.  The resources are distributed between 16 individual, soft, free-digging, horizontal phosphate beds hosted within the Diana formation, a sequence of diatomites that begin as shallow as 26m below surface.  The grades and widths of individual beds are consistent, with no evidence of faulting and the beds can be easily correlated across the drilled area.  Vale is believed to be mining the same beds at its Bayovar mine 15 kilometres to the west of Bayovar 12.  A map showing drill hole locations can be accessed on-line here.

Resource estimation methodology

The initial Bayovar 12 geological model was developed by Golder using data from the 2014 & 2015 drilling programs.  Source data for the geological model included 62 drill holes totaling 2,027 metres and 2,245 analytical samples.  A three-metre cell digital elevation model was used for topographic data.

The geological model was constructed using the Ventyx MineScape geological modelling and mine planning software.  The geological model incorporated a differentiated overburden model, and a model of the structural and grade data for the Diana formation, including 16 correlatable phosphorite beds and their corresponding overlying diatomite interburden units.

The MineScape model was developed as a stratigraphic grid model using a 20-metre-by-20-metre grid cell size, and a finite element method interpolator for phosphorite and diatomite thickness and grade components of the model. Since the initial resource estimate was completed, 60 specific gravity measurements have been made on samples of phosphorite from drill core.

As per NI 43-101 guidelines, Golder is reporting in situ phosphate mineral resources.  No minimum thickness, grade cut-off, dilution, recovery or other mining factors have been applied to the in situ resource estimate, and no mineral reserves are being reported at this time.

Based on an initial geostatistical analysis of the phosphorite unit thickness and P2O5 grade supplemented by Golder’s experience in global phosphate deposits, Golder has applied a resource classification scheme of zero to 400m spacing for measured resources, 400 m to 800 m spacing for indicated resources and 800 m to 1,600 m for inferred resources. Measured, Indicated and Inferred Resource tonnes and grade (dry basis) are reported in the associated tables.

The full NI 43-101 report will be posted on SEDAR within 45 days of this news release.  A drill collar plan with geological cross-sections is posted on Focus’s website here.  The revised resource broken down by category and individual beds is given below.

Summary of drilling

All holes were drilled vertically to between 80 m to 110 m depth, targeting horizontal phosphate beds within the Diana formation, a sequence of phosphoric diatomites and sandstones approximately 40 metres thick.  The phosphate beds comprise up to 40 per cent apatite pellets, ooliths and fossil debris consisting of mainly fish teeth, bones and scales representing the remains of marine organisms that accumulated on the sea floor.  Flat-lying deposits such as sedimentary phosphates, and other bulk commodities such as bauxite and gypsum may be amenable to precision mechanized strip mining using surface miners, which can efficiently mine beds down to as little as 30 cm in thickness.

Measured Resources, wet and dry tonnes

Phosphate Bed	Vertical Thickness (m)	Dry Tonnes (millions)	Wet Tonnes (millions)	P2O5 (%)
PH01	0.53	1.12	1.49	14.52
PH02	0.92	2.26	2.88	11.98
PH03	0.53	1.13	1.50	19.81
PH04	0.38	0.80	1.07	16.28
PH05	0.53	1.11	1.47	9.35
PH06	0.64	1.48	1.94	14.02
PH07	0.68	1.38	1.86	10.55
PH08	0.43	0.73	1.02	12.70
PH09	0.49	1.01	1.34	13.45
PH10	0.41	0.76	1.04	10.61
PH11	0.37	0.81	1.08	15.44
PH12	0.49	1.10	1.45	15.56
PH13	1.03	2.39	3.10	13.83
PH14	0.27	0.57	0.75	10.41
PH15	0.32	0.44	0.58	9.16
PH16	0.28	0.60	0.80	8.05
All Units	0.62*	17.68	23.37	13.16
*Weighted average thickness

Indicated Resources, wet and dry tonnes

Phosphate Bed	Vertical Thickness (m)	Dry Tonnes (millions)	Wet Tonnes (millions)	P2O5 (%)
PH01	0.50	12.45	16.57	14.14
PH02	0.88	25.70	32.71	11.83
PH03	0.48	11.81	15.71	20.46
PH04	0.30	7.12	9.48	16.31
PH05	0.42	10.29	13.69	9.89
PH06	0.57	15.40	20.12	15.22
PH07	0.60	14.09	19.03	10.71
PH08	0.49	9.96	14.04	11.52
PH09	0.50	12.42	16.46	12.97
PH10	0.48	10.62	14.55	11.19
PH11	0.41	10.59	14.02	14.85
PH12	0.51	13.76	18.08	15.11
PH13	1.07	29.37	38.15	14.23
PH14	0.27	6.29	8.37	9.60
PH15	0.40	10.16	13.51	9.23
PH16	0.38	9.49	12.62	8.02
All Units	0.60*	209.51	277.12	13.04
*Weighted average thickness

Inferred Resources, wet and dry tonnes

Phosphate Bed	Vertical Thickness (m)	Dry Tonnes (millions)	Wet Tonnes (millions)	P2O5 (%)
PH01	0.50	6.47	8.62	14.15
PH02	0.87	12.46	15.85	11.81
PH03	0.47	5.82	7.75	20.52
PH04	0.31	4.01	5.33	16.49
PH05	0.41	4.97	6.61	9.93
PH06	0.56	7.36	9.62	15.27
PH07	0.57	6.17	8.33	10.76
PH08	0.45	3.53	4.96	11.60
PH09	0.50	6.13	8.15	12.96
PH10	0.46	4.69	6.40	11.41
PH11	0.40	5.04	6.65	14.95
PH12	0.50	6.53	8.59	15.12
PH13	1.07	14.99	19.50	14.17
PH14	0.28	4.05	5.40	9.47
PH15	0.42	6.13	8.16	9.32
PH16	0.36	3.82	5.08	8.08
All Units	0.60*	102.17	135.00	13.11
*Weighted average thickness

Sampling quality analysis and quality control

Logging and sampling are undertaken at site in Bayovar under a QA/QC protocol developed by Focus in conjunction with Golder.  Once logged and sampled, the core is bagged and transported in sealed plastic drums by Focus personnel to Certimin laboratories in Lima for analysis.  Phosphorous is determined by gravimetric methods.  Major oxides are determined by ICP-OES and silica by gravimetric analysis.  Certimin is an affiliated ISO 9001 laboratory, and uses standards for phosphate and silica from the Association of Fertilizer and Phosphate Chemists.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by Focus’s QA/QC program, which involves the insertion by Focus personnel of blind certified standards, blanks and core duplicates into the sample stream at regular intervals in order to independently assess analytical precision and accuracy of each batch of samples as they are received from the laboratory.

Background

The Bayovar 12 concession hosts a large sedimentary phosphate rock system.  The Bayovar district is situated in the Sechura Desert, a north-trending basin comprising Miocene-aged sedimentary rocks approximately 22,000 square kilometres in area. Phosphate was discovered in the 1950s during drilling for petroleum.  It occurs as beds of pelletal phosphate within the Diana formation, a sequence of phosphate-bearing diatomites and sandstones.  The phosphate layers are remarkably regular in P2O5 content over long distances, a typical characteristic of marine phosphate deposits.  At Vale’s Bayovar mine, the soft and friable nature of the phosphate rock and diatomite allows mining by conventional truck and shovel without the use of explosives.

On January 14, 2014, the Company’s Peruvian subsidiary, Agrifos Peru SAC, signed a formal option agreement for the acquisition of shares in Juan Paulo Quay SAC (“JPQ”), the titleholder of the Bayovar 12 non-metallic mining concession.  In March 2015, Focus completed the purchase of an outright 70-per-cent interest in JPQ for US$4-million (see Focus news release of March 30, 2015).  Agrifos retains a first right of refusal to purchase the remaining 30-per-cent of JPQ.

Qualified Persons

The scientific and technical information in this release was prepared under the supervision of David Cass, Focus's president, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.

The resource estimation was prepared by Golder Associates under the supervision of Jerry DeWolfe, MSc, PGeo, an independent Qualified Person as defined under National Instrument 43-101.

About Focus

Focus is an exploration and development company with two main assets, both located in Peru:  the Bayovar 12 phosphate deposit located in the Sechura district of northern Peru, and the Aurora porphyry copper-molybdenum property located in the Department of Cusco, which it is developing in a joint venture with Daewoo International Corporation.

Phosphate rock is a raw material for fertilizers and vital to world food production.  Focus is acquiring and developing quality phosphate projects in Latin America where the discovery and development of new deposits is becoming increasingly important given the growing demand and limited local supply of phosphate for fertilizer production.  For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

Ralph Rushton, VP Corporate Development

Symbol: TSXV-FCV

Shares Issued: 97.9-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s intended exploration and development of the Bayovar 12 project..  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the Company’s ability to explore and develop the Bayovar 12 project as planned; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: the Company’s stated goals and planned exploration and development activities for the Bayovar 12 project will be achieved ; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.